Exhibit 99.1

10628 Science Center Drive, Suite 200, San Diego, California 92121

Tel: (858) 900-2660

ARCTURUS THERAPEUTICS Announces EXTRAORDINARY General Meeting of Shareholders

San Diego, California, January 30, 2018—Arcturus Therapeutics Ltd., or Arcturus (NASDAQ: ARCT), an RNA medicines company, today announced that it will hold an extraordinary general meeting of shareholders on Monday, February 26, 2018 at 10 a.m. Pacific time at the offices of Arcturus’ U.S. legal counsel, Cooley LLP, at 4401 Eastgate Mall, San Diego, California, 92121-1909, for the purpose of ratification of the appointment of Ernst & Young LLP as Arcturus’ independent auditors for the audit of Arcturus’ financial statements for the year ended December 31, 2017 and for the additional period until Arcturus’ annual meeting of shareholders in 2018.

Arcturus is currently not aware of any other matters that will come before the meeting. If any other matters are presented properly at the meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment. Thursday, February 1, 2018, will serve as the record date of shareholders entitled to vote at the meeting.

Arcturus’ board of directors unanimously recommends that Arcturus’ shareholders vote “for” the foregoing proposal to be presented at the meeting.

Further Details Concerning the Extraordinary General Shareholders Meeting

The presence in person or by proxy of two or more shareholders possessing at least one-third (1/3) of Arcturus’ voting rights will constitute a quorum at the shareholders meeting. In the absence of a quorum within one hour of the scheduled time for the meeting, the meeting will be adjourned for one week and will be held on Monday, March 5, 2018 at the same time and place, unless Arcturus otherwise informs its shareholders. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting rights possessed by their shares) will constitute a quorum. Approval of the sole proposal at the meeting (or any adjournment thereof) requires the affirmative vote of a majority of the ordinary shares present (in person or by proxy) and voting thereon (which excludes abstentions and broker non-votes).

Registered holders who are unable to attend the meeting in person will be requested to complete, date and sign their proxy cards and return them promptly in the pre-addressed envelope that will be provided, so as to be received not later than 11:59 PM, Eastern time, on Sunday, February 25, 2018. No postage will be required if a proxy card is mailed in the United States to Arcturus’ U.S. transfer agent, Continental Stock Transfer & Trust Company. Shareholders who attend the meeting in person may revoke their proxies and vote their ordinary shares at the meeting.  Shareholders whose ordinary shares in Arcturus are held in “street name” (i.e., through a bank, broker or other nominee) will be able to either direct the registered record holder of their shares on how to vote such shares or obtain a legal proxy from the registered record holder to enable such “street name” holder to participate in and to vote such shares at the meeting (or to appoint a proxy to do so). An earlier deadline may apply to receipt of such “street name” shareholders’ voting instruction forms.

Additional Information and Where to Find It

In connection with the meeting, Arcturus will make available to its shareholders of record a proxy statement describing the time and place for, and other logistical information related to, the meeting and the proposal to be voted upon at the meeting, along with a proxy card enabling them to submit their votes on that proposal. Arcturus will also be furnishing copies of the proxy statement and proxy card to the United States Securities and Exchange Commission, or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on Arcturus’ website at http://ir.arcturusrx.com/.

The full text of the proposed resolution for the meeting, together with the form of proxy card, may also be viewed beginning on Monday, February 5, 2018, at the registered office of Arcturus, c/o Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Road, Ramat Gan, Israel 5250608, 12th Floor, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  Arcturus’ telephone number at its registered office is +972-3-610-3157

About Arcturus Therapeutics Ltd.

Founded in 2013 and based in San Diego, Arcturus Therapeutics Ltd. (NASDAQ: ARCT) is an RNA medicines company with enabling technologies - UNA Oligomer chemistry and LUNAR™ lipid-mediated delivery. Arcturus’ diverse pipeline of RNA therapeutics includes programs pursuing rare diseases, Hepatitis B, non-alcoholic steatohepatitis (NASH), cystic fibrosis, and vaccines. Arcturus' versatile RNA therapeutics platforms can be applied toward multiple types of RNA medicines including small interfering RNA, messenger RNA, replicon RNA, antisense RNA, microRNA and gene editing therapeutics. Arcturus owns LUNAR lipid-mediated delivery and Unlocked Nucleomonomer Agent (UNA) technology including UNA Oligomers, which are covered by its extensive patent portfolio (120 patents and patent applications, issued in the U.S., Europe, Japan, China and other countries). Arcturus' proprietary UNA technology can be used to target individual genes in the human genome, as well as viral genes, and other species for therapeutic purposes. Arcturus’ commitment to the development of novel RNA therapeutics has led to partnerships with Janssen Pharmaceuticals, Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson, Ultragenyx Pharmaceutical, Inc., Takeda Pharmaceutical Company Limited, Synthetic Genomics Inc., CureVac AG and Cystic Fibrosis Foundation Therapeutics Inc. For more information, visit www.ArcturusRx.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release may contain “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Any statements, other than statements of historical fact, included in this press release regarding strategy, future operations, collaborations, future financial position, prospects, plans and objectives of management are forward-looking statements. Examples of such statements may include, but are not limited to, statements relating to the expectations regarding voting by Arcturus’ shareholders. Arcturus may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in any forward-looking statements and you should not place undue reliance on those forward-looking statements. Any such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in any forward-looking statements.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Arcturus’ (formerly Alcobra Ltd.’s) Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017 and in subsequent filings with, or submissions to, the SEC. Except as otherwise required by law, Arcturus disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

CONTACT

Arcturus Therapeutics Ltd.

858-900-2660

info@ArcturusRx.com